FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated May 25, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation
(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63
P.O. Box 194
SE-101 23 Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

New Board Members Take Office at SEK

Stockholm, 25 May 2011 – Aktiebolaget Svensk Exportkredit (“SEK” or “the Company”) has announced the appointment of three new members of its Board of Directors, which has now been submitted for official registration with the Swedish Companies Registration Office.  Each of the new members of the Board were nominated by the Swedish Ministry of Foreign Affairs, and elected by SEK’s sole shareholder, the Swedish State, at the Company’s recent Annual General Meeting.  At the same Annual General Meeting, Mr. Jan Belfrage, Mr. Jan Roxendal and Ms. Eva Walder were re-elected to new terms on the Board.

The SEK Board now consists of the following six directors:

Name		Position
Lars-Linder Aronson	57	Chairman of the Board and Director
Cecilia Ardström	46	Director
Jan Belfrage	66	Director
Lotta Mellström	40	Director
Jan Roxendal	57	Director
Eva Walder	59	Director

Brief biographies of each of the new directors follow:

Mr. Linder-Aronson is a director of Betsson AB (publ) and a number of small and medium-sized companies in which he is an investor. He has previously served as a director of the Seventh National Pension Fund and SBAB Bank AB and has held a number of executive positions with Skandinaviska Enskilda Banken and Enskilda Securities.

Ms. Ardström is Head of Treasury of the Tele2 group, and a serves as a director of AP7 and Trygg stiftelsen (as well as for numerous companies in the Tele2 group). She has served as the Chief Investment Officer of Folksam and as director of Folksam LO Mutual Fond AB, Folksam Spar AB Director, Folksam Fond Insurance AB, Folksam Liv Property AB, Folksam Sak Property AB  and as the Vice Chairman Folksam Mutual Fond AB, and as Deputy Director of the KP pension fund.

Ms. Mellström has served as Senior Investment Manager and Special Adviser at the Swedish Ministry of Finance’s division for state-owned companies since 2001, and also serves as a director of Vectura Consulting AB and SOS Alarm Sverige AB.  Previously, she worked as a management consultant at Resco AB, controller at Sydkraft Försäljning AB (now E.ON Sverige), controller and acting CFO at Adranz Sweden AB (now Bombardier Transportation), project controller at ABB Network Partners AB and management trainee at ABB AB.

The Board has also elected the following directors to serve on each of its principal committees:

Credit Committee: Jan Belfrage (chairman), Lars Linder-Aronson and Eva Walder.

Finance Committee: Lars Linder-Aronson (chairman), Cecilia Ardström and Jan Roxendal.

Remuneration Committee: Lars Linder-Aronson (chairman), Lotta Mellström and Eva Walder.

Audit Committee: Jan Roxendal (chairman), Cecilia Ardström and Lotta Mellström.

In accordance with SEK’s Articles of Association, each of the directors will serve for an initial term that will end at the time of SEK’s next Annual General Meeting.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 25, 2011

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Per Åkerlind

Per Åkerlind Chief Operating Officer